UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934
(Amendment No. 43)

MGM Resorts International
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

552953 10 1
(CUSIP Number)

Richard E. Sobelle, Esq.
Tracinda Corporation
150 South Rodeo Drive, Suite 250
Beverly Hills, CA 90212
(310) 271-0638
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 91,173,744 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 91,173,744 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,173,744 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.19%*
14.	Type of Reporting Person (See Instructions) CO

*
Percentage calculated on the basis of 563,042,468 shares of common stock issued and outstanding as of May 5, 2015, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015.

CUSIP No. 552953 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anthony Mandekic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,344* shares
	8.	Shared Voting Power 91,173,744 shares
	9.	Sole Dispositive Power 90,344 shares
	10.	Shared Dispositive Power 91,173,744 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,264,088 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.20%**
14.	Type of Reporting Person (See Instructions) IN

*
Includes 88,344 shares subject to stock appreciation rights exercisable within 60 days. Mr. Mandekic has sole voting and investment power with respect to the shares held by him, subject to applicable community property laws.

**	Percentage calculated on the basis of 563,042,468 shares of common stock issued and outstanding as of May 5, 2015, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal year ended March 31, 2015.

This Amendment No. 43 amends and supplements the Statement on Schedule 13D filed by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Mr. Kirk Kerkorian, the sole shareholder of Tracinda, with the Securities and Exchange Commission (the “SEC”) on August 20, 1991, as amended on June 8, 1992, October 16, 1992, February 22, 1994, March 11, 1994, November 20, 1995, January 24, 1997, September 25, 1997, August 3, 1998, August 21, 1998, September 1, 1998, June 11, 1999, November 16, 1999, April 18, 2000, February 9, 2001, May 21, 2001, November 2, 2001, May 21, 2007, June 20, 2007, August 7, 2007, August 22, 2007, March 5, 2008, July 8, 2008, September 3, 2008, October 16, 2008, February 19, 2009, May 18, 2009, May 20, 2009, September 9, 2009, October 20, 2009, April 16, 2010, October 13, 2010, October 18, 2010 (two filings), October 21, 2010, November 12, 2010, January 28, 2011, April 20, 2011, August 18, 2011, February 28, 2012, April 4, 2012, March 14, 2013 and September 18, 2013, and as amended by that certain Schedule TO-T filed by Tracinda and Mr. Kerkorian with the SEC on December 4, 2006, as amended (as so amended, the “Schedule 13D”), relating to the common stock, $.01 par value per share (“Common Stock”), of MGM Resorts International, a Delaware corporation ( “MGM Resorts” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 43 shall have the meaning set forth in the Schedule 13D. This Amendment No. 43 is being filed in order to add Anthony Mandekic as a reporting person.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to add the following information:

As a result of Mr. Kerkorian’s death, he ceased to be a Reporting Person on this Schedule 13D.  Tracinda will continue to report regarding its interest in MGM Resorts through further amendments to this Schedule 13D.  In addition, Mr. Kerkorian named Anthony Mandekic as executor of his estate under his last will and testament (the “Kerkorian Will”).  The exact timing of when Mr. Mandekic will be formally appointed as executor of Mr. Kerkorian’s estate is not currently known.  Mr. Mandekic is being added as a Reporting Person to this Schedule 13D in anticipation of such appointment.

The business address of Mr. Mandekic is c/o Tracinda Corporation, 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.  Mr. Mandekic is the Chief Executive Officer, President, Secretary and Treasurer of Tracinda Corporation, a privately held investment firm located at 150 South Rodeo Drive, Suite 250, Beverly Hills, California 90212.

Mr. Mandekic has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  Mr. Mandekic was not, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mandekic is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Upon Mr. Kerkorian’s death on June 15, 2015, Tracinda’s position in the Common Stock became subject to the terms of the Kerkorian Will.  That instrument instructs the executor of Mr. Kerkorian’s estate to execute an orderly disposition of Tracinda’s position in the Common Stock.  Mr. Kerkorian named Anthony Mandekic as executor of his estate in the Kerkorian Will.  As described in Item 2 above, the timing of when Mr. Mandekic will be formally appointed as executor is not currently known.  Once such appointment has been formalized, Mr. Mandekic will be able to implement the directions of the Kerkorian Will with respect to the orderly disposition of the Common Stock.  However, Tracinda continues to believe that there is substantial value in the assets of MGM Resorts and that the Company is a good long-term investment.

The Reporting Persons do not intend to further amend this Schedule 13D upon the formal appointment of Mr. Mandekic as executor of Mr. Kerkorian’s estate, but do intend to amend this Schedule 13D in connection with future dispositions of the Common Stock in accordance with the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”).  In order to effectuate such dispositions, Tracinda may adopt a Rule 10b5-1 trading plan in accordance with the applicable rules and regulations of the SEC.

Mr. Mandekic is a Company director.  Accordingly, Tracinda intends to comply with the Company’s securities trading policy in its disposition of MGM Resorts Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned, as of the date hereof, by each person or entity named in Item 2 of Schedule 13D.

Reporting Persons	Number of Shares Beneficially Owned with Sole Power to Vote or to Direct the Vote or Sole Power to Dispose or to Direct the Disposition	Number of Shares Beneficially Owned with Shared Power to Vote or to Direct the Vote or Shared Power to Dispose or to Direct the Disposition	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned1
Tracinda Corporation	0	91,173,744	91,173,744	16.19%
Anthony L. Mandekic	90,344 2	91,173,744	91,264,088	16.20%
____________________________________________

1  Percentage calculated on the basis of 563,042,468 shares of common stock issued and outstanding as of May 5, 2015, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015.

2  Includes 88,344 shares subject to stock appreciation rights exercisable within 60 days. Mr. Mandekic has sole voting and investment power with respect to the shares held by him, subject to applicable community property laws.

(c), (d) & (e) Not applicable.

Item 7.               Material to be filed as Exhibits.

Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 16, 2015
TRACINDA CORPORATION

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
CEO, President and Secretary/Treasurer

ANTHONY L. MANDEKIC

/s/ Anthony L. Mandekic

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JOINT FILING AGREEMENT
----------------------

The undersigned agree that the foregoing Statement on Schedule 13D (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

June 16, 2015
TRACINDA CORPORATION

	By:	/s/ Anthony L. Mandekic
Anthony L. Mandekic
CEO, President and Secretary/Treasurer

ANTHONY L. MANDEKIC

/s/ Anthony L. Mandekic